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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )

                           CREATIVE BAKERIES, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of class of securities)

                                   2252681010
                                 (CUSIP number)


Check the following box if a fee is being paid with this statement / / (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).
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
(1)    Name of Reporting Persons                       PaineWebber Group Inc.
       S.S. or I.R.S. Identification                   13-2760086
       Nos. of Above Persons

(2)    Check the Appropriate Box if a Member of        (a)
          Group                                        (b)   X
       (See Instructions)

(3)    SEC Use Only

(4)    Citizenship of Place of Organization            State of Delaware

       Number of Shares Beneficially Owned by Each
       Reporting Person With

            (5)   Sole Voting Power                          382,000
            (6)   Shared Voting Power                              0
            (7)   Sole Dispositive Power                           0


(8)    Shared Dispositive Power                              382,000

(9)    Aggregate Amount Beneficially Owned by Each           382,000
       Reporting Person

(10)   Check if the Aggregate Amount in Row (9)
       Excludes Certain Shares (See Instructions)

(11)   Percent of Class Represented by Amount in
       Row 9                                                   12.10%

(12)   Type of Reporting Person (See Instructions)     HC, CO

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Item 1 (a)  Name of Issuer
            CREATIVE BAKERIES, INC.

Item 1 (b)  Address of Issuer's Principal Executive Offices
            222 New Road
            Parsippany, NJ 07054

Item 2 (a)  Name of Person Filing

            PaineWebber Group Inc.

Item 2 (b)  Address of Principal Business office:

            1285 Avenue of the Americas
            New York, N.Y. 10019-6028

Item 2 (c)  Citizenship:
            State of Delaware

Item 2 (d)  Title of Class of Securities.
            COMMON STOCK

Item 2 (e)  CUSIP Number.
            225268101

Item 3 The person filing this statement pursuant to Rule 13-1 (b) or 13-d-2 is:
            (g) Parent Holding Company, in accordance with 240.13d-1(b) ii(g)

Item 4      Ownership

(a)         Amount Beneficially Owned      382,000

(b)         Percent of Class                 12.10%

(c)         Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote                 382,000

            (ii) shared power to vote or to direct the vote                    0

            (iii) sole power to dispose or to direct the
                  disposition of                                               0

            (iv) shared power to dispose or to direct the
                 disposition of                                          382,000

Item 5      Ownership of Five Percent or Less of a Class.

            Inapplicable

Item 6      Ownership of More than Five Percent on Behalf of Another Person

            Inapplicable
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Item 7      Identification and Classification of the Subsidiary Which Acquired
            the Security Being Reported on by the Parent Holding Company

                                 MHAM    382,000

            Mitchell Hutchins Institutional Investors Inc. ("MHII") and Financial Counselors, Inc. ("FCI") are wholly-owned subsidiaries of Mitchell Hutchins Asset Management Inc. ("MHAM"), which in turn is a wholly-owned subsidiary of PaineWebber Incorporated ("PWI"), which is in turn a wholly-owned subsidiary of PaineWebber Group Inc. ("PWG"). PWG is a parent holding company as that term is defined by Rule 13d-1(b) (1) (ii) (G) of the Securities Exchange Act of 1934 (the "Act"). PWI and MHAM are broker-dealers registered under Section 15 of the Act. PWI, MHAM, and FCI are investment advisers registered under Section 203 of the Investment Advisers Act of 1940.

Item 8      Identification and Classification of Members of the Group

            Inapplicable

Item 9      Notice of Dissolution of the Group.

            Inapplicable

Item 10     Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

            After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.


                                Date: NOVEMBER 12, 1997

                           Signature: /s/ Regina Dolan
                                      -----------------------------------------
                      Name and Title: Regina Dolan
                                      Vice President and Chief Financial Officer